SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               05 February, 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures: 1. Transaction in Own Shares announcement made on 17 January 2007
            2. PlusNet Offer Update announcement made on 19 January 2007
            3. Offer declared unconditional announcement made on 24 January 2007
            4. Transaction in Own Shares announcement made on 24 January 2007
            5. Transaction in Own Shares announcement made on 31 January 2007
            6. Total Voting Rights announcement made on 31 January 2007

Enclosure 1


Wednesday 17 January 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 492,654 ordinary shares at a minimum price of 146 pence per share and a maximum price of 235 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 353,708,873 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,286,945,979.

The above figure (8,286,945,979) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 2


Not for release, publication or distribution, in whole or in part, in, into or from the United States, Canada or Japan, or any other jurisdiction where to do so would constitute a violation of the relevant laws of such other jurisdiction.

                      ANNOUNCEMENT - FOR IMMEDIATE RELEASE

                         BRITISH TELECOMMUNICATIONS PLC

                     RECOMMENDED CASH OFFER FOR PLUSNET PLC

19 January 2007

EXTENSION OF OFFER TIMETABLE

BT is pleased to announce that all conditions of the Offer have now been fulfilled or waived, other than the condition relating to clearance by the Office of Fair Trading (as set out in paragraph 2 of Part A of Appendix I to the Offer Document). The decision of the OFT is still awaited and BT has sought an extension to the period during which all conditions to the Offer must be satisfied or waived, pursuant to Rule 31.7 of the Code. The Panel has given its consent to an extension to 5.00 p.m. on 1 February 2007 by which time this remaining condition must be fulfilled or waived, except with the consent of the Panel.

If the remaining condition is fulfilled or waived by 5.00 p.m. on 1 February 2007, the Offer will then become or be declared unconditional in all respects (and be announced as such) and settlement of the consideration due under the Offer in respect of acceptances of the Offer received by that date and complete in all respects, will then be effected by the dispatch of cheques or crediting of CREST accounts (as appropriate) as soon as practicable.

The Offer remains open until further notice. PlusNet Shareholders who have not yet accepted the Offer are urged to do so without delay.

PlusNet Shareholders who hold PlusNet Shares in certificated form and who wish to accept the Offer should complete, sign and return their Form of Acceptance in accordance with the instructions set out in the Offer Document and on the Form of Acceptance. PlusNet Shareholders who hold PlusNet Shares in uncertificated form (that is, in CREST) and who wish to accept the Offer should follow the instructions set out in the Offer Document. Additional Forms of Acceptance are available from Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, telephone number 0870 609 2158 (or +44 1903 276 342 if telephoning from outside the UK).


Words and expressions which are defined in the offer document dated 17 November 2006 containing the Offer (the "Offer Document") apply to this announcement unless otherwise indicated.

The directors of BT accept responsibility for the information contained in this Announcement. To the best of the knowledge and belief of the directors of BT, who have taken all reasonable care to ensure that such is the case, the information contained in this Announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Rothschild, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for BT and no-one else in connection with the Offer and will not be responsible to anyone other than BT for providing the protections afforded to its customers or for providing advice in relation to the Offer or in relation to the contents of this Announcement or any transaction or arrangement referred to herein.

This Announcement is not intended to and does not constitute, or form any part of, an offer or an invitation to purchase or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Offer or otherwise. The Offer is made solely through the Offer Document, an advertisement placed in The Times (UK edition) on 18 November 2006 and the Form of Acceptance. The Offer Document and the Form of Acceptance were dispatched by BT to PlusNet Shareholders, other than certain Overseas PlusNet Shareholders, (and, for information only, to participants in the PlusNet Share Option Schemes) on 17 November 2006. The Offer Document and the Form of Acceptance contain the full terms and conditions of the Offer, including details of how to accept the Offer. Any acceptance or other response to the Offer should be made only on the basis of the information contained in the Offer Document and the Form of Acceptance. The laws of relevant jurisdictions may affect the availability of the Offer to overseas persons. Overseas persons, or persons who are subject to the laws of any jurisdiction other than the United Kingdom, should inform themselves about and observe any applicable legal and regulatory requirements. The Offer Document is available for public inspection in the United Kingdom.

The Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, internet, email, telex or telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of, the United States, Canada, Japan or any Prohibited Jurisdiction and, subject to certain exceptions, the Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within the United States, Canada, Japan or any Prohibited Jurisdiction. Accordingly, copies of the Offer Document, the Form of Acceptance and any related or accompanying document are not being, and must not be, directly or indirectly, mailed, distributed, forwarded, transmitted or otherwise sent, in whole or in part, in, into or from the United States, Canada, Japan or any Prohibited Jurisdiction, and persons receiving this Announcement (including, without limitation, custodians, nominees and trustees) must not distribute, mail, transmit, forward or send it in, into or from the United States, Canada, Japan or any Prohibited Jurisdiction. Doing so may render invalid any purported acceptance of the Offer. Persons receiving the Offer Document, the Form of Acceptance or any related or accompanying document (including custodians, nominees and trustees) should not distribute, mail, transmit, forward or send them or any of them in, into or from the United States, Canada, Japan or any Prohibited Jurisdiction or use such mails or any such means, instrumentality or facility for any purpose related to the Offer.

Enclosure 3


Not for release, publication or distribution, in whole or in part, in, into or from the United States, Canada or Japan, or any other jurisdiction where to do so would constitute a violation of the relevant laws of such other jurisdiction.

                      ANNOUNCEMENT - FOR IMMEDIATE RELEASE

                         BRITISH TELECOMMUNICATIONS PLC

                     RECOMMENDED CASH OFFER FOR PLUSNET PLC

24 January 2007

OFFER DECLARED UNCONDITIONAL IN ALL RESPECTS

BT is pleased to announce that all conditions relating to the Offer, as set out in the Offer Document dated 17 November 2006, have now been satisfied or waived. The Office of Fair Trading has cleared the proposed acquisition of PlusNet by BT and accordingly the condition of the Offer relating to clearance by the Office of Fair Trading has been satisfied. Therefore, the Offer is unconditional in all respects.

The Offer remains open until further notice. PlusNet Shareholders who have not yet accepted the Offer are urged to do so without delay.

PlusNet Shareholders who hold PlusNet Shares in certificated form and who wish to accept the Offer should complete, sign and return their Form of Acceptance in accordance with the instructions set out in the Offer Document and on the Form of Acceptance. PlusNet Shareholders who hold PlusNet Shares in uncertificated form (that is, in CREST) and who wish to accept the Offer should follow the instructions set out in the Offer Document. Additional Forms of Acceptance are available from Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, telephone number 0870 609 2158 (or +44 1903 276 342 if telephoning from outside the UK).

Consideration

Settlement of the consideration due under the Offer in respect of acceptances, which have been received and are valid and complete in all respects, will be despatched by first class post (in the case of certificated holders) or credited to the relevant CREST account (in the case of uncertificated holders) as soon as practicable. Settlement of the consideration in respect of further acceptances, which are valid and complete in all respects, will be despatched as soon as practicable and in any event within 14 days of receipt.

Cancellation of trading and compulsory acquisition

BT intends to procure that PlusNet applies, as soon as practicable, to the London Stock Exchange for the cancellation of the admission to trading of PlusNet Shares on AIM. It is anticipated that such cancellation will take place no earlier than 21 February 2007, being the twentieth business day following the date of this announcement. The cancellation of the admission to trading of PlusNet Shares on AIM will significantly reduce the liquidity and marketability of any PlusNet Shares that are not acquired by BT. It is also anticipated that after the cancellation of the admission to trading of PlusNet Shares on AIM, PlusNet will be re-registered as a private company in due course.

In addition, as stated in the Offer Document, given that the Offer is now unconditional in all respects and BT has received valid acceptances under the Offer in respect of more than 90 per cent. of the PlusNet Shares to which the Offer relates, BT intends, as soon as possible, to implement the procedures set out in sections 428 to 430F (inclusive) of the Companies Act to acquire compulsorily the remaining PlusNet Shares to which the Offer relates on the same terms as the Offer.

Words and expressions which are defined in the offer document dated 17 November 2006 containing the Offer (the "Offer Document") apply to this announcement unless otherwise indicated.

The directors of BT accept responsibility for the information contained in this Announcement. To the best of the knowledge and belief of the directors of BT, who have taken all reasonable care to ensure that such is the case, the information contained in this Announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Rothschild, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for BT and no-one else in connection with the Offer and will not be responsible to anyone other than BT for providing the protections afforded to its customers or for providing advice in relation to the Offer or in relation to the contents of this Announcement or any transaction or arrangement referred to herein.

This Announcement is not intended to and does not constitute, or form any part of, an offer or an invitation to purchase or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Offer or otherwise. The Offer is made solely through the Offer Document, an advertisement placed in The Times (UK edition) on 18 November 2006 and the Form of Acceptance. The Offer Document and the Form of Acceptance were dispatched by BT to PlusNet Shareholders, other than certain Overseas PlusNet Shareholders, (and, for information only, to participants in the PlusNet Share Option Schemes) on 17 November 2006. The Offer Document and the Form of Acceptance contain the full terms and conditions of the Offer, including details of how to accept the Offer. Any acceptance or other response to the Offer should be made only on the basis of the information contained in the Offer Document and the Form of Acceptance. The laws of relevant jurisdictions may affect the availability of the Offer to overseas persons. Overseas persons, or persons who are subject to the laws of any jurisdiction other than the United Kingdom, should inform themselves about and observe any applicable legal and regulatory requirements. The Offer Document is available for public inspection in the United Kingdom.

The Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, internet, email, telex or telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of, the United States, Canada, Japan or any Prohibited Jurisdiction and, subject to certain exceptions, the Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within the United States, Canada, Japan or any Prohibited Jurisdiction. Accordingly, copies of the Offer Document, the Form of Acceptance and any related or accompanying document are not being, and must not be, directly or indirectly, mailed, distributed, forwarded, transmitted or otherwise sent, in whole or in part, in, into or from the United States, Canada, Japan or any Prohibited Jurisdiction, and persons receiving this Announcement (including, without limitation, custodians, nominees and trustees) must not distribute, mail, transmit, forward or send it in, into or from the United States, Canada, Japan or any Prohibited Jurisdiction. Doing so may render invalid any purported acceptance of the Offer. Persons receiving the Offer Document, the Form of Acceptance or any related or accompanying document (including custodians, nominees and trustees) should not distribute, mail, transmit, forward or send them or any of them in, into or from the United States, Canada, Japan or any Prohibited Jurisdiction or use such mails or any such means, instrumentality or facility for any purpose related to the Offer.

Enclosure 4


Wednesday 24 January 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 397,012 ordinary shares at a minimum price of 154 pence per share and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 353,311,861 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,287,342,991.

The above figure (8,287,342,991) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 5



Wednesday 31 January 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 378,965 ordinary shares at a minimum price of 154 pence per share and a maximum price of 263 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 352,932,896 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,287,721,956.

The above figure (8,287,721,956) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 6


Wednesday 31 January 2007


                                  BT GROUP PLC


TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE


BT Group plc confirms that on 31 January 2007, its capital consisted of 8,640,654,852 ordinary shares with voting rights. On that date, BT Group plc held 352,932,896 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 8,287,721,956.

The above figure (8,287,721,956) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.






Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 05 February, 2007